UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C.  20549

				SCHEDULE 13G

		    Under the Securities Exchange Act of 1934
				(Amendment No. 1)*

NAME OF ISSUER:		EXPRO GROUP HOLDINGS N.V.

TITLE OF CLASS OF SECURITIES:	Common Stock

CUSIP NUMBER:	N3144W105

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:	January 31, 2022

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

		[X] Rule 13d-1(b)
		[ ] Rule 13d-1(c)
		[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:	N3144W105

(1)	Names of Reporting Persons  The Bank of New York Mellon Corporation
	IRS Identification Nos. of Above Persons	  IRS No.13-2614959

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      New York

Number of Shares 		(5)  Sole Voting Power           5,056,244
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power      5,103,162

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    5,103,162

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               4.68%

(12) Type of Reporting Person (See Instructions)			HC

CUSIP NUMBER:	N3144W105

(1)	Names of Reporting Persons                     BNY Mellon IHC, LLC
	IRS Identification Nos. of Above Persons	 IRS No.82-2121983

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      New York

Number of Shares 		(5)  Sole Voting Power           4,958,243

Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power      5,005,161


				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    5,005,161


(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               4.59%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	N3144W105

(1)	Names of Reporting Persons             MBC Investments Corporation
	IRS Identification Nos. of Above Persons	 IRS No.51-0301132

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      Delaware

Number of Shares 		(5)  Sole Voting Power           4,958,243
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power      5,005,161

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    5,005,161

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               4.59%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	N3144W105

(1)	Names of Reporting Persons       BNY Alcentra Group Holdings, Inc.
	IRS Identification Nos. of Above Persons	  IRS No.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      Delaware

Number of Shares 		(5)  Sole Voting Power           4,949,631
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power      4,949,631

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    4,949,631

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               4.54%

(12) Type of Reporting Person (See Instructions)		        HC

CUSIP NUMBER:	N3144W105

(1)	Names of Reporting Persons             Alcentra Investments Limited
	IRS Identification Nos. of Above Persons	  IRS No.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      Hamilton

Number of Shares 		(5)  Sole Voting Power           4,949,631
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power      4,949,631

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    4,949,631

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               4.54%

(12) Type of Reporting Person (See Instructions)		        HC

CUSIP NUMBER:	N3144W105

(1)	Names of Reporting Persons        Alcentra Asset Management Limited
	IRS Identification Nos. of Above Persons	  IRS No.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                        London

Number of Shares 		(5)  Sole Voting Power           4,949,631
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power      4,949,631

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    4,949,631

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               4.54%

(12) Type of Reporting Person (See Instructions)		        HC

CUSIP NUMBER:	N3144W105

(1)	Names of Reporting Persons                         Alcentra Limited
	IRS Identification Nos. of Above Persons	  IRS No.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                        London

Number of Shares 		(5)  Sole Voting Power           4,949,631
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power      4,949,631

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    4,949,631

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               4.54%

(12) Type of Reporting Person (See Instructions)		        IA



				SCHEDULE 13G

Item 1(a)    Name of Issuer:	EXPRO GROUP HOLDINGS N.V.

Item 1(b)    Address of Issuer's Principal Executive Office:

                                  1311 Broadfield Boulevard, Suite 400
                                  Houston, TX  77084
                                  United States

Item 2(a)    Name of Person Filing:   The Bank of New York Mellon Corporation
                                      and any other reporting person(s)
                                      identified on the second part of the
                                      cover page(s) and Exhibit I

Item 2(b)     Address of Principal Business Office, or if None, Residence:
                                   C/O The Bank of New York Mellon Corporation
                                       240 Greenwich Street
                                       New York, New York 10286
                                       (for all reporting persons)

Item 2(c)     Citizenship:           See cover page and Exhibit I

Item 2(d)     Title of Class of Securities:	Common Stock

CUSIP Number	N3144W105

Item 3     See Item 12 of cover page(s) ("Type of Reporting
           Person ") for each reporting person.

           Symbol Category

            BD   =   Broker or Dealer registered under Section 15 of the
                     Securities Exchange Act of 1934

            BK   =   Bank as defined in Section 3(a)(6) of the Securities
                     Exchange Act of 1934

            IV   =   Investment Company registered under Section 8 of the
                     Investment Company Act of 1940

            IA   =   Investment Advisor registered under Section 203 of the
                     Investment Advisors Act of 1940

            EP   =   Employee Benefit Plan, Pension Fund which is subject
                     to the provisions of the Employee Retirement Income
                     Security Act of 1974 or Endowment Fund; see
                     Section 240.13 - d(1)(b)(1)(ii)(F)

            HC   =   Parent Holding Company, in accordance with Section
                     240.13-d(1)(b)(1)(ii)(G)

Item 4  Ownership:  See Item 5 through 9 and 11 of cover page(s)
                    as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The securities reported herein as beneficially owned may exclude securities of the issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of The Bank of New York Mellon Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein. See SEC Release No. 34-39538 (January 12, 1998). The filing of this Schedule 13G shall not be construed as an admission that The Bank of New York Mellon Corporation, or its direct or indirect subsidiaries, including The Bank of New York Mellon and BNY Mellon, National Association, are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

Item 5  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X)

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

All of the securities are beneficially owned by The Bank of New York Mellon Corporation and its direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( )

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
        See Exhibit I.

Item 8  Identification and Classification of Members of the Group:     N/A

Item 9  Notice of Dissolution of Group:                                N/A

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by The Bank of New York Mellon Corporation on behalf of all reporting entities pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date:	 February 10, 2022

THE BANK OF NEW YORK MELLON CORPORATION

By:  /s/ ANDREW WEISER
--------------------------
  Andrew Weiser
  Attorney-In-Fact


                                   EXHIBIT I

The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of The Bank of New York Mellon Corporation, as marked (X):

(A) The Item 3 classification of each of the subsidiaries listed below is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act" (15 U.S.C. 78c) or "Item 3(j)A non-U.S. institution in accordance with Rule 240.13d-1
     (b)(1)(ii)(J)"

     (X) The Bank of New York Mellon (parent holding company of Mellon Overseas Investment Corporation; BNY International Financing Corporation;
          The Bank of New York Mellon SA/NV)
     ( )  The Bank of New York Mellon Trust Company, National Association
     ( )  BNY Mellon, National Association
     ( )  BNY Mellon Trust of Delaware
     ( ) The Bank of New York Mellon SA/NV (parent holding company of BNY Mellon Service Kapitalanlage-Gesellschaft mbH)

(B) The Item 3 classification of each of the subsidiaries listed below is "Item 3(e) An investment adviser in accordance with Section 240.13d-1
     (b)(1)(ii)(E)" or "Item 3(j) A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)"

     ( ) ARX Investimentos Ltda (parent holding company of BNY Mellon Alocacao de Patrimonia Ltda.)
     ( )  BNY Mellon Alocacao de Patrimonia Ltda
     ( )  BNY Mellon Servicos Financeiros Distribuidora de
          Titulos e Valores Mobiliarios S.A.
     ( ) BNY Mellon Investment Adviser, Inc (parent holding company of BNY Mellon Securities Corporation)
     ( )  Insight Investment Management (Global) Limited
     ( )  Insight North America LLC
     ( )  Lockwood Advisors, Inc.
     (X)  Mellon Investments Corporation
     ( )  Newton Investment Management Limited
     ( )  Newton Investment Management North America, LLC
     ( )  Walter Scott & Partners Limited
     ( )  BNY Mellon Trust Company(Cayman) Limited
     ( )  Insight Investment International Limited
     ( )  BNY Mellon Investment Management Japan Limited
     ( )  BNY Mellon ETF Investment Adviser, LLC
     ( )  BNY Mellon Investor Solutions, LLC
     (X)  Alcentra Limited

(C) The Item 3 classification of each of the subsidiaries listed below is "Item 3(a) Broker or dealer registered under Section 15 of the Act"
     (15 U.S.C. 78c) or "Item 3(j) A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)"

     ( )  BNY Mellon Capital Markets, LLC
     ( )  BNY Mellon Securities Corporation
     (X)  Pershing LLC

(D) The Item 3 classification of each of the subsidiaries listed below is "Item 3(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)"

     (X)  The Bank of New York Mellon Corporation
     ( )  B.N.Y. Holdings (Delaware) Corporation (parent holding company of
          BNY Mellon Trust of Delaware)
     (X) BNY Mellon IHC, LLC (parent holding company of MBC Investments Corporation)
     (X) MBC Investments Corporation (parent holding company of Mellon Investments Corporation; BNY Mellon Investment Management(Jersey) Ltd.; BNY Mellon Investment Management APAC LP; BNY Mellon
          Investment Adviser, Inc.; ARX Investimentos Ltda. ; Mellon
          Global Investing Corporation; BNY Mellon ETF Investment
          Adviser, LLC; BNY Mellon Investor Solutions, LLC;
          Newton Investment Management North America, LLC; BNY Alcentra
	  Group Holdings, Inc.)
     ( ) BNY Mellon Investment Management (Jersey) Ltd. (parent holding company of BNY Mellon Investment Management Europe Holdings Ltd.)
     ( ) BNY Mellon Investment Management Europe Holdings Ltd. (parent holding company of BNY Mellon International Asset Management Group Limited)
     ( ) BNY Mellon International Asset Management Group Limited (parent holding company of Newton Management Limited; BNY Mellon International Asset Management (Holdings) Limited; Insight Investment Management Limited)
     ( ) Newton Management Limited (parent holding company of Newton Investment Management Limited)
     ( ) BNY Mellon International Asset Management (Holdings) Limited (parent holding company of BNY Mellon International Asset Management (Holdings) No. 1 Limited)
     ( ) BNY Mellon International Asset Management (Holdings) No. 1 Limited (parent holding company of Walter Scott & Partners Limited)
     ( ) Insight Investment Management Limited (parent holding company of Insight Investment Management (Global) Limited; Insight
          Investment International Limited )
     ( ) BNY Mellon Investment Management APAC LP (Parent holding company of BNY Mellon Investment Management (APAC) Holdings Limited)
     ( ) BNY Mellon Investment Management (APAC) Holdings Limited (parent holding company of BNY Mellon Investment Management Japan Limited)
     (X) Pershing Group LLC (parent holding company of Lockwood Advisors, Inc; Pershing LLC)
     ( )  Mellon Overseas Investment Corporation (parent holding company of
          BNY Mellon Participacoes Ltda.)
     ( ) BNY Mellon Participacoes Ltda.(parent holding company of BNY Mellon Servicos Financeiros Distribuidora de Titulos e Valores Mobiliarios S.A.)
     ( )  BNY International Financing Corporation (parent holding company of
          BNY Mellon Trust Company (Cayman) Limited)
     ( )  BNY Capital Markets Holdings, Inc. (parent holding company of
          BNY Mellon Capital Markets, LLC)
     ( )  Mellon Global Investing Corporation (parent holding company of
          Insight North America LLC)
     (X)  BNY Alcentra Group Holdings, Inc. (parent holding company of
          Alcentra Investments Limited)
     (X)  Alcentra Investments Limited (parent holding company of
          Alcentra Asset Management Limited)
     (X)  Alcentra Asset Management Limited (parent holding company of
          Alcentra Limited)


NOTE: ALL OF THE LEGAL ENTITIES LISTED UNDER (A), (B), (C) AND (D) ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF THE BANK OF NEW YORK MELLON CORPORATION. BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS BY ANY ONE OF THE SUBSIDIARIES OR INTERMEDIATE PARENT HOLDING COMPANIES LISTED ABOVE IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON THE ATTACHED SCHEDULE 13G AND IS INCORPORATED IN THE TOTAL PERCENT OF CLASS REPORTED ON THE BANK OF NEW YORK MELLON CORPORATION'S REPORTING PERSON PAGE. (DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED
SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR THE BANK OF NEW YORK MELLON CORPORATION).

                           POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned (each a "Company") does hereby make, constitute and appoint each of Ivan Arias and Andrew Weiser (and any other employee of The Bank of New York Mellon Corporation, or one of its affiliates, associated with the Global Holdings Reporting Group and designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings, be they written or oral, required to be made by the Company with respect to securities which may be deemed to be beneficially owned by the Company or under the Company's investment discretion under:

    *the Securities Exchange Act of 1934, as amended (the "Exchange
     Act"), including those filings required to be submitted on Form 13F, Schedule 13G, Schedule 13D and Forms 3, 4 and 5, and

    *the laws of any jurisdiction other than the United States of America, including those filings made to disclose securities holdings as required to be submitted to regulatory agencies, exchanges and/or issuers, giving and granting unto each said attorney-in-fact power and authority to correspond with issuers, regulatory authorities, and other entities as is required in support of the filings referenced above, and to act in the premises as fully and to all intents and purposes as the Company might or could do to comply with the applicable regulations if personally present by one of its authorized signatories (including, but not limited to, instructing local counsel on a Company's behalf), hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the Company or until such time as the person or to whom power of attorney has been hereby granted cease(s) to be an persons employee of The Bank of New York Mellon Corporation or one of its affiliates.

This Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.

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|                         Banks/Bank Holding Companies                      |
-----------------------------------------------------------------------------

THE BANK OF NEW YORK MELLON              BNY MELLON, NATIONAL ASSOCIATION
CORPORATION

By: /S/ MITCHELL E.HARRIS                By: /S/ DONALD HEBERLE
    ----------------------                    ---------------------
    Mitchell E. Harris                        Donald Heberle
    Chief Executive Officer,                  Chief Executive Officer
    Investment Management
Date:  March 17, 2017                    Date:  September 16, 2015


BNY MELLON, NATIONAL ASSOCIATION         THE BANK OF NEW YORK MELLON SA/NV

By: /S/ THOMAS J. DICKER                 By: /S/ LAURA AHTO
    ---------------------                    ------------------
    Thomas J. Dicker                         Laura Ahto
    Chief Operating Officer                  Chief Executive Officer
Date:  October 9, 2015                   Date: May 17, 2016


THE BANK OF NEW YORK MELLON              THE BANK OF NEW YORK MELLON

By: /S/ MITCHELL E. HARRIS               By: /S/ CURTIS ARLEDGE
    ----------------------                   ---------------------
    Mitchell E. Harris                        Curtis Arledge
    Senior Executive Vice President           Vice Chairman
Date:  September 18, 2015                  Date:  August 26, 2015


THE BANK OF NEW YORK MELLON TRUST        THE BANK OF NEW YORK MELLON TRUST
COMPANY, NATIONAL ASSOCIATION            COMPANY, NATIONAL ASSOCIATION

By: /S/ ANTONIO PORTUONDO                By: /S/ KURTIS R. KURIMSKY
    ----------------------                   ---------------------
    Antonio Portuondo                         Kurtis R. Kurimsky
    President                                 Executive Vice President
Date:  October 20, 2015                  Date:  March 8, 2016


BNY MELLON TRUST OF DELAWARE             BNY MELLON TRUST OF DELAWARE

By: /S/ JAMES P. AMBAGIS                 By: /S/ LEE JAMES WOOLLEY
    ----------------------                   ---------------------
    James P. Ambagis                           Lee James Woolley
    President                                  Chairman and
                                               Chief Executive Officer
Date:  October 21, 2015                  Date:  October 19, 2015


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|                   Investment Advisers and/or Broker-Dealers               |
-----------------------------------------------------------------------------

PERSHING LLC                             BNY MELLON CAPITAL MARKETS, LLC

By: /S/ CLAIRE SANTANIELLO               By: /S/ JEFF GEARHART
    ---------------------                    ----------------------
    Claire Santaniello                       Jeff Gearhart
    Chief Administrative Officer             Chief Operating Officer
    and Chief Risk Officer
Date:  May  24, 2016                     Date:  October 19, 2016


ARX INVESTIMENTOS LTDA                   ARX INVESTIMENTOS LTDA

By: /S/ CAMILA SOUZA                     By: /S/ GUILHERME ABRY
    ----------------------                   ---------------------
    Camila Souza                             Guilherme Abry
    Director                                 Director
Date:  January 4, 2016                   Date:  January 4, 2016


BNY MELLON SERVICOS FINANCEIROS          BNY MELLON SERVICOS FINANCEIROS
DISTRIBUIDORA DE TITULOS E VALORES       DISTRIBUIDORA DE TITULOS E VALORES
MOBILIARIOS S.A.                         MOBILIARIOS S.A.

By: /S/ CARLOS ALBERTO SARAIVA           By: /S/ MARCUS VINICIUS MATHIAS PEREIRA
    ----------------------                   -----------------------------------
    Carlos Alberto Saraiva                   Marcus Vinicius Mathias Pereira
    Director                                 Director
Date:  May 5, 2016                       Date:  May 5, 2016


BNY MELLON ALOCACAO DE PATRIMONIO        BNY MELLON ALOCACAO DE PATRIMONIO
LTDA                                     LTDA

By: /S/ GUSTAVO CASTELLO BRANCO          By: /S/ CAMILA SOUZA
    ----------------------                   ---------------------
    Gustavo Castello Branco                  Camila Souza
    Director                                 Director
Date:  January 4, 2016                   Date:  January 4, 2016


BNY MELLON INVESTMENT ADVISER, INC       INSIGHT INVESTMENT MANAGEMENT
                                         (GLOBAL) LIMITED

By: /S/ JAMES BITETTO                    By: /s/ CHARLES FARQUHARSON
    ----------------------                   ----------------------
    James Bitetto                            Charles Farquharson
    Secretary                                Chief Risk Officer
Date:  June 03, 2019                     Date:  February 16, 2016


LOCKWOOD ADVISORS, INC.                  BNY MELLON INVESTMENT MANAGEMENT
                                         JAPAN LIMITED
By: /S/ JOHN J. BRETT                    By: /S/ SHOGO YAMAGUCHI
    ----------------------               ---------------------
    John J. Brett                        Shogo Yamaguchi
    Chairman                             Representative Director
                                         Chairman and President
Date:  July 30, 2015                     Date:  April 10, 2020


MELLON INVESTMENTS CORPORATION           BNY MELLON SECURITIES CORPORATION


By: /S/ JENNIFER CASSEDY                 By: /S/  KENNETH J. BRADLE
    ----------------------                   ---------------------
    Jennifer Cassedy                         Kenneth J. Bradle
    Chief Compliance Officer                 President
Date:  January 10, 2019                 Date:  June 03, 2019


NEWTON INVESTMENT MANAGEMENT LIMITED     INSIGHT NORTH AMERICA LLC


By: /S/  JAMES HELBY                     By: /S/ JOHN ARIOLA
    ----------------------                   ---------------------
    James Helby                              John Ariola
    Director                                 Head of Financial Analysis
Date:  July 17, 2015                     Date: December 7, 2016


WALTER SCOTT & PARTNERS LIMITED          INSIGHT INVESTMENT INTERNATIONAL
                                         LIMITED
By: /S/ RODGER NISBET                    By: /S/ LEE PALMER
    ----------------------                   ----------------------
    Rodger Nisbet                            Lee Palmer
    Executive Chairman                       Chief Compliance Officer
Date: July 15, 2015                      Date: February 14, 2018


NEWTON INVESTMENT MANAGEMENT
NORTH AMERICA, LLC

By: /S/ Michael Germano
    ----------------------
     Michael Germano
     Chief Executive Officer
Date: August 20, 2021


BNY MELLON TRUST COMPANY                 BNY MELLON TRUST COMPANY
(CAYMAN) LIMITED                         (CAYMAN) LIMITED

By: CANELLA SECRETARIES                  By: CANELLA SECRETARIES
    (CAYMAN) LTD, SECRETARY                  (CAYMAN) LTD, SECRETARY
By: /S/GILLIAN NELSON                    By: /S/ PATRICIA BRUZIO
    -----------------------                  -----------------------
    Gillian Nelson                           Patricia Bruzio
    Authorized Person                        Authorized Person
Date: May 17, 2016                       Date: May 17, 2016


BNY MELLON ETF INVESTMENT                BNY MELLON INVESTOR
ADVISER, LLC                             SOLUTIONS, LLC

By: /S/ JENNIFER CASSEDY                 By: /S/ JAMIE W. LEWIN
    ----------------------               ----------------------
    Jennifer Cassedy                         Jamie W. Lewin
    Chief Compliance Officer                 Head of Investor Solutions
Date:  December 04, 2019                 Date: July 30, 2020

ALCENTRA LIMITED

By: /S/ LAURENCE RAVEN
    ------------------------
    Laurence Raven
    Managing Director
Date: September 24, 2020

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|                   Parent Holding Companies/Control Persons                |
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B.N.Y. HOLDINGS (DELAWARE) CORPORATION   PERSHING GROUP LLC

By: /S/ JAMES P. AMBAGIS                 By: /S/ CLAIRE SANTANIELLO
    ----------------------                    ---------------------
    James P. Ambagis                          Claire Santaniello
    President                                 Chief Administrative Officer
                                              and Chief Risk Officer
Date:  October 21, 2015                  Date:  May 11, 2016


BNY MELLON INVESTMENT MANAGEMENT         BNY MELLON INVESTMENT MANAGEMENT
(APAC) HOLDINGS LIMITED                  (APAC) HOLDINGS LIMITED

By: /S/ EMILY CHAN                       By: /S/ DONI SHAMSUDDIN
    ----------------------                   ---------------------
    Emily Chan                               Doni Shamsuddin
    Director                                 Director
Date: April 19, 2016                     Date: April 19, 2016


BNY MELLON INTERNATIONAL ASSET          NEWTON MANAGEMENT LIMITED
MANAGEMENT GROUP LIMITED

By: /S/ GREG BRISK                      By: /S/  HELENA MORRISSEY
    ----------------------                  ----------------------
    Greg Brisk                              Helena Morrissey
    Director                                Director
Date: October 21, 2015                  Date:  July 17, 2015


BNY MELLON IHC, LLC                      MBC INVESTMENTS CORPORATION

By: /S/ KURTIS R. KURIMSKY               By: /S/ PAUL A. GRIFFITHS
---------------------                        ---------------------
 Kurtis R. Kurimsky                          Paul A. Griffiths
 Vice President and                          Chairman, President and
 Controller                                  Chief Executive Officer
 Date: March 29, 2017                    Date:  April 29, 2016


MELLON OVERSEAS INVESTMENT               INSIGHT INVESTMENT MANAGEMENT
CORPORATION                              LIMITED

By: /S/ KURTIS R. KURIMSKY               By: /S/ CHARLES FARQUHARSON
    ----------------------                    ---------------------
    Kurtis R. Kurimsky                        Charles Farquharson
    Vice President and Controller             Chief Risk Officer
Date: October 7, 2015                    Date: February 16, 2016


BNY INTERNATIONAL FINANCING              BNY INTERNATIONAL FINANCING
CORPORATION                              CORPORATION

By: /S/ KURTIS R. KURIMSKY               By: /S/ JOHN M. ROY
    ----------------------                   ----------------------
    Kurtis R. Kurimsky                       John M. Roy
    President and Comptroller                Vice President
Date:  May 12, 2016                      Date:  August 15, 2016


BNY MELLON INVESTMENT MANAGEMENT
EUROPE HOLDINGS LIMITED

By: /S/ GREG BRISK
    -----------------------
    Greg Brisk
    Director
Date:  October 21, 2015


BNY MELLON INVESTMENT MANAGEMENT         BNY CAPITAL MARKETS HOLDINGS, INC.
(JERSEY)LIMITED

By: /S/ GREG BRISK                       By: /S/ THOMAS P. GIBBONS
    -------------------------                ------------------------
    Greg Brisk                               Thomas P. Gibbons
    Director                                 Vice Chairman and Chief
                                             Financial Officer
Date: October 21, 2015                   Date: October 24, 2015


BNY MELLON INTERNATIONAL ASSET           BNY MELLON INTERNATIONAL ASSET
MANAGEMENT (HOLDINGS) LIMITED            MANAGEMENT (HOLDINGS) No. 1 LIMITED

By: /S/ GREG BRISK                       By: /S/ GREG BRISK
    -------------------------                --------------------------
    Greg Brisk                               Greg Brisk
    Director                                 Director
Date: October 21, 2015                   Date: October 21, 2015


BNY MELLON PARTICIPACOES LTDA           BNY MELLON PARTICIPACOES LTDA

 By: /S/ CARLOS ALBERTO SARAIVA         By: /S/ MARCUS VINICIUS MATHIAS PEREIRA
     --------------------                   ----------------------------------
     Carlos Alberto Saraiva                 Marcus Vinicius Mathias Pereira
     Director                               Director
Date: May 5, 2016                       Date: May 5, 2016


BNY MELLON INVESTMENT MANAGEMENT        MELLON GLOBAL INVESTING CORPORATION
APAC LP
By: BNY MELLON INVESTMENT MANAGEMENT
     HOLDINGS, LLC, GENERAL PARTNER
By: /S/ PAUL A. GRIFFITHS               By: /S/ LEO P. GROHOWSKI
    ------------------------            ----------------------------------
    Paul A. Griffiths                       Leo P . Grohowski
    President                               President
Date: April 29, 2016                    Date: June 29, 2018


BNY ALCENTRA GROUP HOLDINGS, INC.

By: /S/ LELAND HART
    -------------------------
    Leland Hart
    Co-CIO
  Date: September 28, 2020


ALCENTRA INVESTMENTS LIMITED		ALCENTRA ASSET MANAGEMENT LIMITED

By: /S/ VINAY PATEL              	By: /S/ JONATHAN DESIMONE
    ------------------------            ----------------------------------
    Vinay Patel                   		Jonathan DeSimone
    Director                           		Chief Executive Officer
Date: February 4, 2022                    Date: February 4, 2022


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|                             Fund Administrators                           |
-----------------------------------------------------------------------------

BNY MELLON SERVICE KAPITALANLAGE-        BNY MELLON SERVICE KAPITALANLAGE-
GESELLSCHAFT mbH                         GESELLSCHAFT mbH

By: /S/ KATARINA MELVAN                  By: /S/ CAROLINE SPECHT
    ----------------------                   ----------------------
    Katarina Melvan                          Caroline Specht
    Managing Director(Chairman)              Managing Director
Date: August 19, 2016                    Date: August 19, 2016

                           JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby agree to any and all joint filings required to be made on their behalf on Schedule 13G (including amendments thereto) under the Exchange Act, with respect to securities which may be deemed to be beneficially owned by them under the Exchange Act, and that this Agreement be included as an Exhibit to any such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.


-----------------------------------------------------------------------------
|                         Banks/Bank Holding Companies                      |
-----------------------------------------------------------------------------

THE BANK OF NEW YORK MELLON              BNY MELLON, NATIONAL ASSOCIATION
CORPORATION

By: /S/ MITCHELL E.HARRIS                By: /S/ DONALD HEBERLE
    ----------------------                    ---------------------
    Mitchell E. Harris                        Donald Heberle
    Chief Executive Officer,                  Chief Executive Officer
    Investment Management
Date:  March 17, 2017                    Date:  September 16, 2015


BNY MELLON, NATIONAL ASSOCIATION         THE BANK OF NEW YORK MELLON SA/NV

By: /S/ THOMAS J. DICKER                 By: /S/ LAURA AHTO
    ---------------------                    ------------------
    Thomas J. Dicker                         Laura Ahto
    Chief Operating Officer                  Chief Executive Officer
Date:  October 9, 2015                   Date: May 17, 2016


THE BANK OF NEW YORK MELLON              THE BANK OF NEW YORK MELLON

By: /S/ MITCHELL E. HARRIS               By: /S/ CURTIS ARLEDGE
    ----------------------                   ---------------------
    Mitchell E. Harris                        Curtis Arledge
    Senior Executive Vice President           Vice Chairman
Date:  August 27, 2015                   Date:  August 26, 2015


THE BANK OF NEW YORK MELLON TRUST        THE BANK OF NEW YORK MELLON TRUST
COMPANY, NATIONAL ASSOCIATION            COMPANY, NATIONAL ASSOCIATION

By: /S/ ANTONIO PORTUONDO                By: /S/ KURTIS R. KURIMSKY
    ----------------------                   ---------------------
    Antonio Portuondo                         Kurtis R. Kurimsky
    President                                 Executive Vice President
Date:  October 20, 2015                  Date:  March 8, 2016


BNY MELLON TRUST OF DELAWARE             BNY MELLON TRUST OF DELAWARE

By: /S/ JAMES P. AMBAGIS                 By: /S/ LEE JAMES WOOLLEY
    ----------------------                   ---------------------
    James P. Ambagis                           Lee James Woolley
    President                                  Chairman and
                                               Chief Executive Officer
Date:  October 21, 2015                  Date:  October 19, 2015


-----------------------------------------------------------------------------
|                   Investment Advisers and/or Broker-Dealers               |
-----------------------------------------------------------------------------

PERSHING LLC                             BNY MELLON CAPITAL MARKETS, LLC

By: /S/ CLAIRE SANTANIELLO               By: /S/ JEFF GEARHART
    ---------------------                    ----------------------
    Claire Santaniello                       Jeff Gearhart
    Chief Administrative Officer             Chief Operating Officer
    and Chief Risk Officer
Date:  May  24, 2016                     Date:  October 19, 2016


ARX INVESTIMENTOS LTDA                   ARX INVESTIMENTOS LTDA

By: /S/ CAMILA SOUZA                     By: /S/ GUILHERME ABRY
    ----------------------                   ---------------------
    Camila Souza                             Guilherme Abry
    Director                                 Director
Date:  January 4, 2016                   Date:  January 4, 2016


BNY MELLON SERVICOS FINANCEIROS          BNY MELLON SERVICOS FINANCEIROS
DISTRIBUIDORA DE TITULOS E VALORES       DISTRIBUIDORA DE TITULOS E VALORES
MOBILIARIOS S.A.                         MOBILIARIOS S.A.

By: /S/ CARLOS ALBERTO SARAIVA           By: /S/ MARCUS VINICIUS MATHIAS PEREIRA
    ----------------------                   -----------------------------------
    Carlos Alberto Saraiva                   Marcus Vinicius Mathias Pereira
    Director                                 Director
Date:  May 5, 2016                       Date:  May 5, 2016


BNY MELLON ALOCACAO DE PATRIMONIO        BNY MELLON ALOCACAO DE PATRIMONIO
LTDA                                     LTDA

By: /S/ GUSTAVO CASTELLO BRANCO          By: /S/ CAMILA SOUZA
    ----------------------                   ---------------------
    Gustavo Castello Branco                  Camila Souza
    Director                                 Director
Date:  January 4, 2016                   Date:  January 4, 2016


BNY MELLON INVESTMENT ADVISER, INC       INSIGHT INVESTMENT MANAGEMENT
                                         (GLOBAL) LIMITED

By: /S/ JAMES BITETTO                    By: /s/ CHARLES FARQUHARSON
    ----------------------                   ----------------------
    James Bitetto                            Charles Farquharson
    Secretary                                Chief Risk Officer
Date:  June 03, 2019                     Date:  February 16, 2016


LOCKWOOD ADVISORS, INC.                  BNY MELLON INVESTMENT MANAGEMENT
                                         JAPAN LIMITED
By: /S/ JOHN J. BRETT                    By: /S/ SHOGO YAMAGUCHI
    ----------------------               ---------------------
    John J. Brett                        Shogo Yamaguchi
    Chairman                             Representative Director
                                         Chairman and President
Date:  July 30, 2015                     Date:  April 10, 2020


MELLON INVESTMENTS CORPORATION           BNY MELLON SECURITIES CORPORATION


By: /S/ JENNIFER CASSEDY                 By: /S/  KENNETH J. BRADLE
    ----------------------                   ---------------------
    Jennifer Cassedy                         Kenneth J. Bradle
    Chief Compliance Officer                 President
Date:  January 10, 2019                 Date:  JUNE 03, 2019


NEWTON INVESTMENT MANAGEMENT LIMITED     INSIGHT NORTH AMERICA LLC


By: /S/  JAMES HELBY                     By: /S/ JOHN ARIOLA
    ----------------------                   ---------------------
    James Helby                              John Ariola
    Director                                 Head of Financial Analysis
Date:  July 17, 2015                     Date: December 7, 2016


WALTER SCOTT & PARTNERS LIMITED          INSIGHT INVESTMENT INTERNATIONAL
                                         LIMITED
By: /S/ RODGER NISBET                    By: /S/ LEE PALMER
    ----------------------                   ----------------------
    Rodger Nisbet                            Lee Palmer
    Executive Chairman                       Chief Compliance Officer
Date: July 15, 2015                      Date: February 14, 2018


NEWTON INVESTMENT MANAGEMENT
NORTH AMERICA, LLC

By: /S/ Michael Germano
    ----------------------
     Michael Germano
     Chief Executive Officer
Date: August 20, 2021


BNY MELLON TRUST COMPANY                 BNY MELLON TRUST COMPANY
(CAYMAN) LIMITED                         (CAYMAN) LIMITED

By: CANELLA SECRETARIES                  By: CANELLA SECRETARIES
    (CAYMAN) LTD, SECRETARY                  (CAYMAN) LTD, SECRETARY
By: /S/GILLIAN NELSON                    By: /S/ PATRICIA BRUZIO
    -----------------------                  -----------------------
    Gillian Nelson                           Patricia Bruzio
    Authorized Person                        Authorized Person
Date: May 17, 2016                       Date: May 17, 2016


BNY MELLON ETF INVESTMENT                BNY MELLON INVESTOR
ADVISER, LLC                             SOLUTIONS, LLC

By: /S/ JENNIFER CASSEDY                 By: /S/ JAMIE W. LEWIN
    ----------------------               ----------------------
    Jennifer Cassedy                         Jamie W. Lewin
    Chief Compliance Officer                 Head of Investor Solutions
Date:  December 04, 2019                 Date: July 30, 2020


ALCENTRA LIMITED

By: /S/ LAURENCE RAVEN
    ------------------------
    Laurence Raven
    Managing Director
Date: September 24, 2020

-----------------------------------------------------------------------------
|                   Parent Holding Companies/Control Persons                |
-----------------------------------------------------------------------------

B.N.Y. HOLDINGS (DELAWARE) CORPORATION   PERSHING GROUP LLC

By: /S/ JAMES P. AMBAGIS                 By: /S/ CLAIRE SANTANIELLO
    ----------------------                    ---------------------
    James P. Ambagis                          Claire Santaniello
    President                                 Chief Administrative Officer
                                              and Chief Risk Officer
Date:  October 21, 2015                  Date:  May 11, 2016


BNY MELLON INVESTMENT MANAGEMENT         BNY MELLON INVESTMENT MANAGEMENT
(APAC) HOLDINGS LIMITED                  (APAC) HOLDINGS LIMITED

By: /S/ EMILY CHAN                       By: /S/ DONI SHAMSUDDIN
    ----------------------                   ---------------------
    Emily Chan                               Doni Shamsuddin
    Director                                 Director
Date: April 19, 2016                     Date: April 19, 2016


BNY MELLON INTERNATIONAL ASSET          NEWTON MANAGEMENT LIMITED
MANAGEMENT GROUP LIMITED

By: /S/ GREG BRISK                      By: /S/  HELENA MORRISSEY
    ----------------------                  ----------------------
    Greg Brisk                              Helena Morrissey
    Director                                Director
Date: October 21, 2015                  Date:  July 17, 2015


BNY MELLON IHC, LLC                      MBC INVESTMENTS CORPORATION

By: /S/ KURTIS R. KURIMSKY               By: /S/ PAUL A. GRIFFITHS
---------------------                        ---------------------
 Kurtis R. Kurimsky                          Paul A. Griffiths
 Vice President and                          Chairman, President and
 Controller                                  Chief Executive Officer
 Date: March 29, 2017                    Date:  April 29, 2016


MELLON OVERSEAS INVESTMENT               INSIGHT INVESTMENT MANAGEMENT
CORPORATION                              LIMITED

By: /S/ KURTIS R. KURIMSKY               By: /S/ CHARLES FARQUHARSON
    ----------------------                    ---------------------
    Kurtis R. Kurimsky                        Charles Farquharson
    Vice President and Controller             Chief Risk Officer
Date: October 7, 2015                    Date: February 16, 2016


BNY INTERNATIONAL FINANCING              BNY INTERNATIONAL FINANCING
CORPORATION                              CORPORATION

By: /S/ KURTIS R. KURIMSKY               By: /S/ JOHN M. ROY
    ----------------------                   ----------------------
    Kurtis R. Kurimsky                       John M. Roy
    President and Comptroller                Vice President
Date:  May 12, 2016                      Date:  August 15, 2016


BNY MELLON INVESTMENT MANAGEMENT
EUROPE HOLDINGS LIMITED

By: /S/ GREG BRISK
    -----------------------
    Greg Brisk
    Director
Date:  October 21, 2015


BNY MELLON INVESTMENT MANAGEMENT         BNY CAPITAL MARKETS HOLDINGS, INC.
(JERSEY)LIMITED

By: /S/ GREG BRISK                       By: /S/ THOMAS P. GIBBONS
    -------------------------                ------------------------
    Greg Brisk                               Thomas P. Gibbons
    Director                                 Vice Chairman and Chief
                                             Financial Officer
Date: October 21, 2015                   Date: October 24, 2015


BNY MELLON INTERNATIONAL ASSET           BNY MELLON INTERNATIONAL ASSET
MANAGEMENT (HOLDINGS) LIMITED            MANAGEMENT (HOLDINGS) No. 1 LIMITED

By: /S/ GREG BRISK                       By: /S/ GREG BRISK
    -------------------------                --------------------------
    Greg Brisk                               Greg Brisk
    Director                                 Director
Date: October 21, 2015                   Date: October 21, 2015


BNY MELLON PARTICIPACOES LTDA           BNY MELLON PARTICIPACOES LTDA

 By: /S/ CARLOS ALBERTO SARAIVA         By: /S/ MARCUS VINICIUS MATHIAS PEREIRA
     --------------------                   ----------------------------------
     Carlos Alberto Saraiva                 Marcus Vinicius Mathias Pereira
     Director                               Director
Date: May 5, 2016                       Date: May 5, 2016


BNY MELLON INVESTMENT MANAGEMENT        MELLON GLOBAL INVESTING CORPORATION
APAC LP
By: BNY MELLON INVESTMENT MANAGEMENT
     HOLDINGS, LLC, GENERAL PARTNER
By: /S/ PAUL A. GRIFFITHS               By: /S/ LEO P. GROHOWSKI
    ------------------------            ----------------------------------
    Paul A. Griffiths                   Leo P . Grohowski
    President                           President
Date: April 29, 2016                    Date: June 29, 2018



BNY ALCENTRA GROUP HOLDINGS, INC.

By: /S/ LELAND HART
----------------------------------
    Leland Hart
    Co-CIO
Date: September 28, 2020


ALCENTRA INVESTMENTS LIMITED		ALCENTRA ASSET MANAGEMENT LIMITED

By: /S/ VINAY PATEL              	By: /S/ JONATHAN DESIMONE
    ------------------------            ----------------------------------
    Vinay Patel                   		Jonathan DeSimone
    Director                           		Chief Executive Officer
Date: February 4, 2022                    Date: February 4, 2022
-----------------------------------------------------------------------------
|                             Fund Administrators                           |
-----------------------------------------------------------------------------

BNY MELLON SERVICE KAPITALANLAGE-        BNY MELLON SERVICE KAPITALANLAGE-
GESELLSCHAFT mbH                         GESELLSCHAFT mbH

By: /S/ KATARINA MELVAN                  By: /S/ CAROLINE SPECHT
    ----------------------                   ----------------------
    Katarina Melvan                          Caroline Specht
    Managing Director(Chairman)              Managing Director
Date: August 19, 2016                    Date: August 19, 2016